FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

								OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)								OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses) Last Report Filed: August, 2002
1. Name and Address of Reporting Person Lindner Keith E.	2. Issuer Name and Ticker or Trading Symbol PROVIDENT FINANCIAL GROUP, INC. (PFGI)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year September 5, 2002			Director	X 10% Owner
								Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202					5. If Amendment, Date of Original (Month/Day/Year)
								7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Common Stock								-0-(a)	D
Common Stock								-0-	I	#1
Common Stock	9/5/02		G	V	12,000	D	N/A	1,901,099(a)	I	#2
Common Stock								20,208	I	#3
Common Stock								168,750	I	#4
Common Stock								171,631	I	#5
Common Stock								6,269,214	I	#6
Common Stock								1,219,111	I	#7
Common Stock								-0-(a)	I	#8
Common Stock								2,414(a)	I	#9
Common Stock

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                    Over
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                                                   SEC 1474 (9-02)

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FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)
Series D Preferred	14.0625:1									Common Stock	988,200		70,272	I	#4

Explanation of Responses:

(a)    On 9/17/02, the Reporting Person transferred 758 shares of Common Stock to Indirect #2 and Indirect #8 transferred 758 shares to Indirect #9.

Indirect #1:    By Keith E. Lindner, Trustee of the Keith E. Lindner 1996-2 Qualified Annuity Trust dated 3/28/96.
Indirect #2:    By Keith E. Lindner, Trustee of the Keith E. Lindner Living Trust dated June 2, 1992.
Indirect #3:    By Keith E. Lindner, Custodian for his minor children.
Indirect #4:    By Courtney O'Neil & Christopher Hewett, Trustees of the Keith E. Lindner 1992 Trust dated 12/22/92.
Indirect #5:    By Keith E. Lindner and Christopher B. Hewett, Trustees of the Courtney O'Neil 1992 Trust dated 12/22/92.
Indirect #6:    Held by American Financial Group, Inc. ("American Financial") and its subsidiaries. The Reporting Person is an officer, director and significant shareholder of American.
                    Financial.  The Reporting Person disclaims beneficial ownership of the equity securities of Provident Financial Group, Inc. held by American Financial.
Indirect #7:    By Keith E. Lindner, Trustee of the Keith E. Lindner 1996-1 Qualified Annuity Trust dated 3/8/96.
Indirect #8:    Held by Spouse of Reporting Person.
Indirect #9:    By Keith E. Lindner, & Christopher Hewett, Trustees of the Courtney O'Neil Living Trust dated 6/2/92.

**Intentional misstatements or omissions of facts constitute Federal Criminal violations                         Karl J. Grafe_______     October 7, 2002
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                           ** Signature of Reporting Person                         Date
                                                                       Keith E. Lindner
Note:  File three copies of this Form, one of which must be manually signed.                   By: Karl J. Grafe, Attorney-in-Fact              Page 2
       If space provided is insufficient, see Instruction 6 for procedure.                                                                       SEC 1474 (3/91